Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

14 August 2013

PRIMA BIOMED’S “CANVAS” CLINICAL TRIAL APPROVED TO START IN KOREA

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) is pleased to announce that the Korean Ministry of Food and Drug Safety has granted approval to start the CANVAS trial at several clinical sites in Korea. The Company expects that sites in Korea will be activated and patients will be able to join the trial in the coming weeks.

CANVAS is a phase 2/3 study of CVac™ for the maintenance treatment of newly diagnosed, late-stage epithelial ovarian cancer patients who achieve remission after optimal debulking surgery and standard first line chemotherapy.

This expansion in Asia will increase the number of actively recruiting clinical sites on the trial, which has been ongoing in Australia, the United States, and a number of European countries.

Prima’s CEO, Matthew Lehman said: “We are excited to have obtained Korean approval for CANVAS as the first Asian country to approve a clinical trial of CVac. We welcome several new esteemed clinical research centers to our trial. This also allows Prima to expand the geographical reach of our personalized immunocellular therapeutics platform.”

Prima maintains updated information about the CANVAS trial and enrolling clinical centers on the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov.

ENDS

About CANVAS

The CANcer VAccine Study (CANVAS) is a multi-center, randomized, and placebo-controlled study of CVac in mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy. 1000 patients will be recruited to CANVAS at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients undergo dosing. The study objectives are to ascertain if CVac, as compared to a placebo, is able to improve the time patients remain in remission before tumor progression (progression-free survival) and extend overall survival of patients. Safety parameters, quality of life impact, manufacturing quality, and additional laboratory assessments will also be investigated.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889